STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION OF

DONGXING INTERNATIONAL INC.

Dongxing International Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“GCL”), does hereby certify:

FIRST: That by written consent dated June 13, 2018 supplemented by written consent dated August 2, 2018, the Board of Directors of the Corporation duly adopted a resolution setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for the approval of the amendment by the stockholders. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended as follows:

ARTICLE FOURTH is amended to effect a reverse split of the Corporation’s common stock by adding ARTICLE FOURTH, Section (a) and Section (b) reading as follows:

(a) Reverse Split.

A.	On August 9, 2018 at 6:00 p.m. Eastern Time (the "Reverse Split Effective Time"), a reverse stock split (the “Reverse Stock Split”) will occur, as a result of which each two million (2,000,000) issued and outstanding shares of Common Stock of the Corporation (“Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation’s Common Stock (“New Common Stock”). No fractional shares shall be issued. Any holder who would otherwise hold a fractional share as a result of the Reverse Stock Split will be entitled to receive cash in lieu of such fractional share interest in an amount equal to Ten Cents ($0.10) multiplied by the applicable fraction of the share being purchased.

B.	Following the Reverse Split Effective Time, each holder of a certificate(s) representing outstanding shares of the Corporation’s Old Common Stock (“Old Certificate(s)”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent for cancellation, a certificate (“New Certificate”) representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split plus any cash payment provided for herein.

C.	From and after the Reverse Split Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for New Certificates and/or cash pursuant to the provisions hereof.

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(b) Forward Split.

A.	On August 9, 2018 at 6:01 p.m. Eastern Time (the “Forward Split Effective Time”), each issued and outstanding share of New Common Stock (including whole shares, but not including any fractional share, all which shall have been converted into the right to receive cash in accordance with Article Fourth, Section (a)) outstanding or held in treasury as of the Forward Split Effective Time (after giving effect to the Reverse Stock Split at the Reverse Split Effective Time) shall, without any action on the part of the holder thereof, automatically be reclassified as and changed into six million (6,000,000) fully-paid and nonassessable shares of Common Stock, par value $0.0001 per share.
B.	From and after the Forward Split Effective Time, Old Certificates that, immediately prior to the Forward Split Effective Time, represent the right to exchange them for New Certificates shall thereafter represent the number of shares of Common Stock into which the New Common Stock represented by such New Certificates shall have been reclassified, changed, and converted at the Forward Split Effective Time.

SECOND: That thereafter, pursuant to resolution of the Board of Directors, stockholders of the Corporation representing the necessary number and class of shares as required by statute, acting by written consent in lieu of meeting in accordance with Section 228 of the GCL, consented to the adoption of said amendment by signing written consents setting forth said amendment and delivered the signed consents to the Corporation as required by the provisions of said Section 228.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the GCL.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 9th day of August, 2018.

/s/ Cheng Zhao Cheng Zhao President

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